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Direct Dial Number (212) 455-2516	E-mail Address bwells@stblaw.com

VIA EDGAR

April 30, 2020

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Karen Rossotto

Re:	Clarion Partners Real Estate Income Fund Inc.

Registration Statement on Form N-2 and Annual Report on Form N-CSR; File Nos. 333-228963 and 811-23408

Ladies and Gentleman:

On behalf of Clarion Partners Real Estate Income Fund Inc. (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 2 (the “Amendment No. 2”) to the above-referenced registration statement on Form N-2 (the “Registration Statement”). Amendment No. 2 includes revisions to the Registration Statement in response to the Staff’s oral comments relating to (i) the Registration Statement and (ii) annual report to shareholders filed on Form N-CSR on March 3, 2020 (the “Annual Report”), received on March 24, 2020 and April 23, 2020 (the “Comments”) and to otherwise update disclosure.

In addition, we are providing the following responses to the Staff’s Comments. To assist your review, we have retyped our record of the Staff’s oral Comments in italics below. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Fund.

Securities and Exchange Commission	April 30, 2020

Registration Statement

1.

Significant market events have occurred as a result of the COVID-19 pandemic since the filing of the post-effective amendment. Please consider whether the Fund’s disclosure, including the risk disclosure, should be revised. If you believe no additional disclosure is requirement, please explain supplementally why not.

Response: The Fund has revised its risk disclosure in response to this comment.

2.	Please confirm supplementally that the Fund is in compliance with its multi-class order.

Response: The Fund confirms it is in compliance with the exemptive relief the Fund’s investment manager, Legg Mason Partners Fund Advisor, LLC (“LMPFA”), obtained from the Commission permitting registered closed-end management investment companies for which LMPFA or its affiliates act as investment adviser to issue multiple classes of shares with varying sales loads and asset based service and/or distribution fees, including the requirement to comply with FINRA Rule 2341. Because the Fund is also considered a non-traded REIT under FINRA standards, in addition to complying with FINRA Rule 2341, the Fund also complies with FINRA Rule 2310.

3.	Please confirm supplementally that the Fund is in compliance with Rule 13e-4 with regards to its tender offers.

Response: The Fund confirms that it has conducted, and will continue to conduct, any quarterly tender offers in compliance with Rule 13e-4 of the Securities Exchange Act of 1934, as amended. As disclosed in Amendment No. 2, the Fund intends, but is not obligated, to conduct quarterly tender offers for up to 5.0% of the aggregate NAV of its Common Stock then outstanding as of the applicable valuation date. Any repurchases will be made at such times and on such terms as may be determined by the Board, in its sole discretion.

4.

Please revise the disclosure to state that the Fund will aggregate for purposes of Section 18, borrowings of the Fund and any wholly-owned subsidiary or special purpose vehicle, even if they are non-recourse and not consolidated for financial reporting purposes.

Response: The Fund has revised its disclosure in response to this comment to state that the Fund will not treat any borrowings incurred by a special purpose vehicle of the Fund or joint venture entered into by one of the Fund’s special purpose vehicles as senior securities for purposes of complying with the 1940 Act’s limitations on leverage unless the special purpose vehicle or joint venture holding such debt is a wholly-owned subsidiary of the Fund and/or the financial statements of the special purpose vehicle or joint venture making such borrowing will be consolidated in the Fund’s financial statements in accordance with Regulation S-X and other accounting rules.

5.	The Class D column in the “Summary of Fund Expenses” table does not add up. Please revise.

Response: The Fund has revised the Summary of Fund Expenses table in response to this comment.

6.

Please provide the calculation for all of the amounts provided in the hypothetical expense table. Please ensure that such calculations tie into the amounts noted in the fee table and accompanying footnotes to the fee table.

Response: The Fund has revised its hypothetical expense example in response to this comment.

Securities and Exchange Commission	April 30, 2020

7.	Please explain how the expense cap numbers in the footnotes to the “Summary of Fund Expenses” table and how they tie to the net numbers in the table.

Response: The Fund has revised the Summary of Fund Expenses table in response to this comment.

Annual Report

8.

Please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If you believe it is not, explain to us why. Please tailor any such principal risks to explain how the expected discontinuation of LIBOR could impact the Fund’s investments, including: if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published and how it will affect the liquidity of these investments and how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: The Fund has revised its risk disclosure in the Registration Statement in response to this comment.

9.	Please confirm that there are no components of accrued expenses that should be separately classified and captioned on the Statement of Assets and Liabilities.

Response: The Fund confirms that it has listed as a separate line item in the Statement of Assets and Liabilities included in the Annual Report each liability that the Fund determined to be material as of the periods referenced therein.

10.	Please describe in correspondence whether the registrant intends to adopt Rule 30e-3. If yes, please include how it plans to disclose such adoption to shareholders.

Response: The Fund does not intend to adopt Rule 30e-3 prior to January 1, 2022.

*        *        *         *        *        *        *        *

Please note that we have included certain changes to Amendment No. 2 other than those in response to the Staff’s comments.

Please do not hesitate to call me at (212) 455-2516 or David Blass at (202) 636-5500 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Benjamin Wells
Benjamin Wells

cc:	David Blass, Simpson Thacher & Bartlett LLP George Hoyt, Legg Mason

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